FORM 6-K/A
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  November 2008

UNILEVER PLC

(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                        UNILEVER PLC

                                                                                                                       /S/ S H M A Dumoulin
                                                                                                                       By  S H M A Dumoulin
                                                                                                                       Secretary

Date: 07 November 2008

                                              EXHIBIT INDEX
                                              -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION
99                                         Notice to London Stock Exchange dated 07 November 2008
                                             Director/PDMR Shareholding

Exhibit 99

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer UNILEVER PLC	2.
State whether the notification relates to (i) a

transaction notified in accordance with DTR 3.1.2 R,

(ii) a disclosure made in accordance LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793

of the Companies Act (2006).

(i)
a transaction notified in accordance with
 DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director MR D BAILLIE	4.	State whether notification relates to a person connected with a person discharging managerial r esponsibilities/director named in 3 and identify the connected person N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non - beneficial interest IN RESPECT OF THE PERSON REFERRED TO IN 3 ABOVE	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares UNILEVER PLC ORDINARY 3 1/9P SHARES
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them N/A	8.	State the nature of the transaction CONDITIONAL AWARD OF RIGHTS TO SHARES PURSUANT TO THE UNILEVER GLOBAL SHARE INCENTIVE PLAN 2007
9.	Number of shares, debentures or financial instruments relating to shares acquired 2,248	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) NEGLIGIBLE
11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A

13.	Price per share or value of transaction N/A	14.	Date and place of transaction N/A
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) N/A	16.	Date issuer informed of transaction 07 NOVEMBER 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant 06 NOVEMBER 2008	18.	Period during which or date on which exercisable 06 NOVEMBER 2011
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) ORDINARY 3 1/9P SHARES
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise 1439.00p	22.	Total number of shares or debentures over which options held following notification 26,234 (number of shares in which has an interest pursuant to the Unilever global share incentive plan 2007)

23.	Any additional information N/A	24.	Name of contact and telephone number for queries JULIAN THURSTON +44(0)207 822 6707

Name of authorised official of issuer responsible for making notification CHRISTOPHER FLETCHER SMITH - DEPUTY SECRETARY Date of notification 07 NOVEMBER 2008

Notes:

This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer UNILEVER PLC	2.
State whether the notification relates to (i) a

transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

(i)
a transaction notified in accordance with
 DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director PROFESSOR G BERGER	4.	State whether notification relates to a person connected with a person discharging managerial r esponsibilities/director named in 3 and identify the connected person N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non - beneficial interest IN RESPECT OF THE PERSON REFERRED TO IN 3 ABOVE	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares UNILEVER PLC ORDINARY 3 1/9P SHARES
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them N/A	8.	State the nature of the transaction CONDITIONAL AWARD OF RIGHTS TO SHARES PURSUANT TO THE UNILEVER GLOBAL SHARE INCENTIVE PLAN 2007
9.	Number of shares, debentures or financial instruments relating to shares acquired 14,160	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.001%
11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13.	Price per share or value of transaction N/A	14.	Date and place of transaction N/A
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) N/A	16.	Date issuer informed of transaction 07 NOVEMBER 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant 06 NOVEMBER 2008	18.	Period during which or date on which exercisable 06 NOVEMBER 2011
19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) ORDINARY 3 1/9P SHARES
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise 1439.00p	22.	Total number of shares or debentures over which options held following notification 14,160 (number of shares in which has an interest pursuant to the Unilever global share incentive plan 2007)

23.	Any additional information N/A	24.	Name of contact and telephone number for queries JULIAN THURSTON +44(0)207 8226707

Name of authorised official of issuer responsible for making notification CHRISTOPHER FLETCHER SMITH - DEPUTY SECRETARY Date of notification 07 NOVEMBER 2008

Notes:
    This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Annex DTR3

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons

All relevant boxes should be completed in block capital letters.

1.	Name of the issuer UNILEVER PLC	2.
State whether the notification relates to (i) a

transaction notified in accordance with DTR 3.1.2 R,
(ii) a disclosure made in accordance LR 9.8.6R(1) or
(iii) a disclosure made in accordance with section 793 of the Companies Act (2006).

(i)
a transaction notified in accordance with
 DTR 3.1.2 R

3.	Name of person discharging managerial responsibilities/director MR P POLMAN	4.	State whether notification relates to a person connected with a person discharging managerial r esponsibilities/director named in 3 and identify the connected person N/A
5.	Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non - beneficial interest IN RESPECT OF THE PERSON REFERRED TO IN 3 ABOVE	6.	Description of shares (including class), debentures or derivatives or financial instruments relating to shares UNILEVER PLC ORDINARY 3 1/9P SHARES
7.	Name of registered shareholders(s) and, if more than one, the number of shares held by each of them N/A	8.
State the nature of the transaction
  CONDITIONAL AWARD OF RIGHTS TO SHARES PURSUANT TO THE UNILEVER GLOBAL SHARE INCENTIVE PLAN
  2007
             ii.  CONDITIONAL RESTRICTED
                 STOCK GRANT PURSUANT
                 TO THE UNILEVER GLOBAL
                 SHARE INCENTIVE PLAN
                 2007, WHICH WILL VEST IN
                 THREE EQUAL INSTALMENTS
                 FOLLOWING THE DATE OF
                 GRANT.


9.	Number of shares, debentures or financial instruments relating to shares acquired 58,752 67,653	10.	Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage) 0.0 05% 0.005%
11.	Number of shares, debentures or financial instruments relating to shares disposed N/A	12.	Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage) N/A
13.	Price per share or value of transaction N/A	14.	Date and place of transaction N/A
15.	Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage) N/A	16.	Date issuer informed of transaction 07 NOVEMBER 2008

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17.	Date of grant 06 NOVEMBER 2008	18.
Period during which or date on which exercisable

  06 NOVEMBER 2011
  1/3 will vest after one year from date of grant, 1/3 will vest after two years from date of grant, and 1/3 will vest after three years from date of grant

19.	Total amount paid (if any) for grant of the option N/A	20.	Description of shares or debentures involved (class and number) ORDINARY 3 1/9P SHARES
21.	Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise 1439.00p	22.	Total number of shares or debentures over which options held following notification 126,405 (number of shares in which has an interest pursuant to the Unilever global share incentive plan 2007)
23.	Any additional information N/A	24.	Name of contact and telephone number for queries JULIAN THURSTON +44(0)207 8226707

Name of authorised official of issuer responsible for making notification CHRISTOPHER FLETCHER SMITH - DEPUTY SECRETARY Date of notification 07 NOVEMBER 2008

Notes:
    This form is intended for use by an issuer to make a RIS notification required by DR 3.3.

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.